Exhibit 99.1

SouFun Announces Investment from IDG, Carlyle and Management Members

BEIJING, Sept. 18, 2015 /PRNewswire/ – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today it entered into (i) a subscription agreement ( “IDG Subscription Agreement”) with IDG Alternative Global Limited, which is an affiliate of IDG Capital Partners (“IDG”) as of the date of IDG Subscription Agreement and (ii) a subscription agreement (“Carlyle Subscription Agreement”, together with IDG Subscription Agreement, “Subscription Agreements”) with Safari Group Holdings Limited and Safari Group CB Holdings Limited, which are beneficially owned by Carlyle Group (“Carlyle”) as of the date of Carlyle Subscription Agreement. IDG, Carlyle and the management (mainly founder and CEO Vincent Mo) will invest a total amount between $400 million and $700 million (of which 50% will be convertible notes) to purchase SouFun's newly issued Class A ordinary shares and convertible notes  (“Notes”) pursuant to the Subscription Agreements.

Under the Subscription Agreements, the subscription price of the new Class A ordinary shares is US$5.85 per current ADS (i.e. US$29.25 per Class A ordinary share), which is higher than the closing price of SouFun’s ADS as of September 16, 2015 and represents a 3.5% premium to the volume-weighted average trading price of the ADS for the 20 trading days preceding September 16, 2015. Holders of the convertible notes will have the right to convert the Notes into Class A ordinary shares at the price per share equal to 122.5% of the per share purchase price of the new Class A ordinary shares in 7 years after the issuance of the Notes. The Notes shall bear an annual interest of 1.5%.

“IDG and Carlyle’s financial commitment to Fang.com shows their confidence in Fang.com’s management.” said Vincent Mo, Chairman and CEO of Fang.com. “With the new investment, the company will be in a better position to strengthen its transformation. The company will expand aggressively to more cities and rapidly increase its market share in existing cities with its new transaction and financial service business lines.”

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites and mobile apps in 2014. Through its websites and mobile apps, SouFun provides marketing, e-commerce, listing, finance and other value-added services for China’s real estate and home-related sectors. SouFun’s Internet portal and mobile apps are highly focused on user experience, and support SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its websites, mobile apps and database contain real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statements

The Company cautions its shareholders and others considering trading its securities that there can be no assurance that the transactions contemplated under the Subscription Agreements will be consummated. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

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These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the revenue outlook for 2015, the success of various business strategies in the short and long-term, conditions in the PRC real estate market and the success of SouFun’s strategic and operational plans and focus, the impact of government policies and China’s real estate and home furnishings market. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun’s new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China’s real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com

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